Red Hat, Inc.

June 26, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3
Accession No. 0001193125-06-135044
File No. 333-135272

Ladies and Gentlemen:

On behalf of Red Hat, Inc., I hereby request that the above-referenced Registration Statement on Form S-3 under the Securities Act of 1933, as amended (“1933 Act”), which was filed with the Securities and Exchange Commission (“SEC”) at 4:51 p.m. on June 23, 2006, be withdrawn.

This request is being made because Red Hat’s filing agent inadvertently filed the Registration Statement with an incorrect Form Type. The Registration Statement should have been filed as Form S-3ASR.

Please contact the undersigned at (919) 754-5927 with any questions.

Very truly yours,

/s/ Michael Cunningham

General Counsel